UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    SCHEDULE
                                       13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            Radiant Logistics, Inc.
                            -----------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   75025X 10 0
                                   -----------
                                 (CUSIP Number)


                                  Bohn H. Crain
                          1604 Locust Street, 3rd Floor
                             Philadelphia, PA 19103
                                 (215) 545.2863
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 18, 2005
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l (e), 240.13d-l (f) or 240.13d-l(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d- 7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 75025X 10 0
--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Bohn H. Crain
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)    .............................................................
            (b)    .............................................................
--------------------------------------------------------------------------------
3.    SEC Use Only..............................................................
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions) PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization
            US Citizen
--------------------------------------------------------------------------------
Number of Shares        7. Sole Voting Power
Beneficially                13,212,500
Owned by Each         ----------------------------------------------------------
Reporting Person        8. Shared Voting Power
With
--------------------------------------------------------------------------------
9.    Sole Dispositive Power
      13,212,500
--------------------------------------------------------------------------------
10.   Shared Dispositive Power
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      13,212,500
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)                46.8%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)                       IN
--------------------------------------------------------------------------------

CUSIP No. 75025X 10 0
--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Radiant Capital Partners, LLC
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)    .............................................................
            (b)    .............................................................
--------------------------------------------------------------------------------
3.    SEC Use Only..............................................................
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions) WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization
            Delaware
--------------------------------------------------------------------------------
Number of Shares        7.    Sole Voting Power
Beneficially                  13,212,500
Owned by Each         ----------------------------------------------------------
Reporting Person        8.    Shared Voting Power
With
--------------------------------------------------------------------------------
9.    Sole Dispositive Power
      13,212,500
--------------------------------------------------------------------------------
10.   Shared Dispositive Power
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      13,212,500
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)                46.8%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)                       CO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this statement relates is the common stock, $.001 par value per share (the "Common Stock"), of Radiant Logistics, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the issuer is 1604 Locust Street, 3rd Floor, Philadelphia, PA 19103

ITEM 2. IDENTITY AND BACKGROUND

This statement is being filed by Radiant Capital Partners, LLC, a Delaware limited liability company ("RCP"), and Bohn H. Crain, the sole member and Chief Executive Officer of RCP. Mr. Crain is a US citizen and is the Chief Executive Officer of Radiant Logistics, Inc. His business address is 1604 Locust Street, 3rd Floor, Philadelphia, PA 19103. The principal business of RCP is providing management consulting services and its principal business address is 185 Biddulph Road, Radnor, PA 19087.

Neither RCP nor Mr. Crain have, during the past five years: (i) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction for which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or (ii) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

RCP acquired 3,000,000 shares of Common Stock on October 18, 2005 from David Bennett, an individual, in a private transaction for an aggregate purchase price of fourteen thousand and twenty three dollars ($14,023). On October 18, 2005, RCP acquired 775,000 shares of Common Stock from Daniel Bernstein, an individual, in a private transaction for and aggregate purchase price of three thousand seven hundred and twenty six dollars ($3,726). The source of funds for both transactions was working capital of RCP.

On October 20, 2005, the Company issued an option to Mr. Crain to purchase 1,000,000 shares of Common Stock at an exercise price of $.50 per share which vests in equal annual installments over the five year period commencing on the date of grant.

On October 20, 2005, the Company issued an option to Mr. Crain to purchase 1,000,000 shares of Common Stock at an exercise price of $.75 per share which in vests equal annual installments over the five year period commencing on the date of grant.


ITEM 4. PURPOSE OF TRANSACTION

The shares were acquired for investment purposes. Concurrent with the closing of the purchase of the shares, Mr. Crain was appointed the Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors of the Company. As reported by the Company in its Current Report on Form 8-K dated October 18, 2005, the forgoing transaction resulted in a change in control of the Company pursuant to which the Company has discontinued its former business model, amended its certificate of incorporation to change its name to Radiant Logistics, Inc., and intends to reposition itself as a global transportation and supply chain management company through the strategic acquisition of regional best-of-breed non-asset based transportation and logistics service providers. Provided it can secure adequate funding to finance its growth objectives, the Company plans to achieve this objective by completing an initial platform and other follow-on acquisitions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) After giving effect to the 3.5 to 1 stock dividend paid on October 20, 2005, this filing relates to 13,212,500 shares of Common Stock of the Company representing 46.8% of the issued and outstanding shares of Common Stock. The forgoing does not include 2,000,000 shares of Common Stock issuable upon exercise of options issued to Mr. Crain which are subject to vesting.

(b) Mr. Crain is the sole member and manager of RCP and has the sole power to vote or direct the vote of and sole power to dispose or direct the disposition of all of the 13,212,500 shares of Common Stock acquired.

(c) Other then the transactions described in Item 3, no transactions in the Common Stock of the Company have been effected in the past 60 days by Mr. Crain or RCP.

(d) No other persons have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares which are the subject of this filing.

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or other understandings between Mr. Crain or RCP and any other person with respect to any securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


99.1 Share Purchase Agreement dated October 18, 2005 by and between David Bennett and Radiant Capital Partners, LLC.

99.2 Share Purchase Agreement, dated October 18, 2005 by and between Daniel Bernstein and Radiant Capital Partners, LLC.

99.3 Schedule 13D Joint Filing Agreement dated October 26, 2005 by and between Radiant Capital Partners, LLC and Bohn H. Crain.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: October 31, 2005


/s/ Bohn H. Crain
-----------------------------------
Bohn H. Crain


Dated: October 31, 2005

Radiant Capital Partners, LLC

By:/s/ Bohn H. Crain
   --------------------------------
   Bohn H. Crain
   Chief Executive Officer



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001) SEC 1746 (11-03)